UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                           For the month of: July 2008

                         Commission File Number: 1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F |X|                Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes       |_|                No        |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 22, 2008, Zarlink Semiconductor Inc. issued a press announcing that it has met with Scott Leckie, Daniel Owen and David Banks ("the Leckie Group" or "the dissidents") in an attempt to find an amicable solution to the proxy contest in advance of the Annual and Special Meeting of Shareholders scheduled for July 23, 2008. A copy of the press release is being furnished as Exhibit 99.1, to this report and incorporated herein by reference.

Exhibit No.       Description
-----------       -----------
   99.1           Press release dated July 22, 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Zarlink Semiconductor Inc.

Dated: July 22, 2008                                 By:  /s/ Andre Levasseur
                                                          ----------------------
                                                          Andre Levasseur
                                                          Corporate Controller